[Spectra Energy Partners Letterhead]
May 8, 2007
VIA EDGAR AND OVERNIGHT MAIL
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Spectra Energy Partners, LP Registration Statement on Form S-1
Filed March 30, 2007
File No. 333-141687
Dear Mr. Owings:
     Set forth below are the responses of Spectra Energy Partners, LP, a Delaware limited partnership (the “Partnership” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 27, 2007, with respect to the Partnership’s Form S-1 initially filed with the Commission on March 30, 2007, File No. 333-141687 (the “Registration Statement”). We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All page references we use in our responses to the Staff’s comments refer to the pages of Amendment No. 1.
Cover Page
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page. We note, however, that you have stated the midpoint of the price range elsewhere in the document. If the included information changes, we may have additional comments. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
Response: We will provide the Staff with sufficient time to review the preliminary prospectus prior to its distribution to potential investors. The Registration Statement will be updated to provide all of the remaining omitted information, other than the information entitled to be omitted under Rule 430A, prior to printing and distribution of the preliminary prospectus.

H. Christopher Owings
Securities and Exchange Commission
May 8, 2007
2.	Please provide us with copies of the graphics that you intend to include in the prospectus. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork or graphics.
Response: We have revised the Registration Statement as requested. Please see the inside cover page.
Summary, page 1
3.	The summary is intended to provide a brief overview of the key aspects of the offering. See Instruction 503(a) of Regulation S-K. Please remove the “Our Organic Growth Initiatives,” “Business Strategies” and “Competitive Strengths” sections from the summary since they also appear in the Business section in a lengthier format.
Response: We have revised the Registration Statement as requested. Please see page 2.
4.	Please substantiate or delete the promotional statements appearing in this section and throughout your prospectus. We note the following examples:
•	. . . Duke Energy, became a stand-alone publicly traded company in January 2007 and is one of the largest operators of natural gas pipelines and storage facilities in North America

•	. . . our high-quality assets have been well maintained.

•	. . . In addition, Spectra Energy is one of the largest operators of natural gas storage in North America
If you provide us with materials in support of these and similar statements, please clearly mark the materials or provide page references in your response to the sections you rely upon for each statement. To the extent you are unable to provide adequate support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.
Response: Set forth as Annex A to this letter is a table identifying the “promotional statements” set forth in the Registration Statement along with the accompanying documentation we have relied upon in making those statements. With respect to the size of the transportation and storage asset base of Spectra Energy Corp relative to its North American competitors, we have relied upon a combination of publicly available information and our management’s extensive experience in the industry, including its in-depth knowledge of the Partnership’s and Spectra Energy Corp’s customers and competitors and general natural gas production, transportation and storage fundamentals. Additionally, our statements about the quality and maintenance history of the Partnership’s and Spectra Energy Corp’s assets are further described on page 103.

H. Christopher Owings
Securities and Exchange Commission
May 8, 2007
Please see Annex A and the printed and annotated copies of the source material delivered to the Staff via overnight mail.
5.	We note your use of technical or industry-specific terms and phrases, including “MMcf/d,” “Bcfe,” “MMcfe/d,” “net wells,” “throughput,” etc. Please revise to define all technical or industry-specific terms the first time they appear, in this section and throughout your filing.
Response: We have revised the Registration Statement as requested. Please see pages 1, 24 and 96.
Principal Executive Offices and Internet Address, page 9
6.	We note your disclosure indicating that your website is located at www.spectraenergypartners.com. As your website does not appear to be completed, please briefly disclose when you expect your website to be fully functioning.
Response: We have revised the Registration Statement as requested. Please see page 7.
The Offering, page 10
7.	Please identify the subsidiary of Spectra Energy whom you reference as a selling shareholder in this offering.
Response: We have revised the Registration Statement as requested. Please see page 8.
8.	Please clarify the nature of the structuring fee and specify the amount you will pay.
Response: We have revised the Registration Statement as requested. Please see page 8.
9.	In your discussion that appears under “Limited voting rights,” you indicate that, upon consummation of this offering, your general partner and its affiliate will own an aggregate of approximately 81.3% of your common and subordinated units. Your discussion on page 40, however, would seem to indicate that your general partner and its affiliate will own an aggregate of approximately 72.2% of your common and subordinated units after the offering and 81.3% at the end of the subordination period. Please reconcile. In this regard, if the percentage owned by your general partner and its affiliate will exceed 80%, disclose whether you expect them to exercise their limited call right in the near future.
Response: The discussion that appears under “Limited Voting Rights” states that following the offering “our general partner and its affiliates will own an aggregate of

H. Christopher Owings
Securities and Exchange Commission
May 8, 2007
81.3% of our common and subordinated units.” The stated ownership percentage is correct and is the appropriate measure with respect to our general partner’s and its affiliates’ voting rights with respect to the vote necessary to remove our general partner, because such a vote would involve all units, both common and subordinated. In contrast, the discussion on page 40 addressees the Partnership’s limited right to repurchase all common units in the event that the general partner and its affiliates own 80% or more of the outstanding common units. The repurchase right does not give effect to subordinated unit ownership. Upon the completion of the offering, the Partnership’s general partner and its affiliates will own 72.2% of the common units (29,812,011 common units out of a total of 41,312,011 common units), and, thus, will not have the immediate ability to exercise the limited call right. At the end of the subordination period, which may end as soon as June 30, 2008 (in the event that certain additional financial tests are met), all of the outstanding subordinated units will convert into common units. Following that conversion and assuming no other issuances of common units, the general partner and its affiliates will then own 81.3% of the outstanding common units. The Registration Statement has been revised to clarify that upon the end of the subordination period the subordinated units convert into common units. Please see page 38. Because the Partnership will not be able to exercise its limited call right at the close of the offering or in the near future, we have not included any additional disclosure as to our future intentions in this respect.
Risk Factors page 22
10.	Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or future event in your subheadings. Stating that the risk may “adversely affect” your business does not adequately address the potential consequences. For example, we note the following risk factors:
•	Our partnership status may be a disadvantage to us . . . , page 25.

•	Any significant decrease in supplies of natural gas . . . , page 26.

•	The amount of cash we have available for distribution . . . , page 29
Please revise these and similar risk factors as appropriate.
Response: We have revised the Registration Statement as requested. Please see pages 23, 24 and 27.

H. Christopher Owings
Securities and Exchange Commission
May 8, 2007
11.	The disclosure in some of your risk factors is vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:

•	if we do not complete expansion projects or make and integrate acquisitions . . .., page 29.

•	There is no existing market for our common units . . ., page 41.
Please revise accordingly.
Response: We have revised the Registration Statement as requested. Please see pages 27 and 39.
Capitalization, page 46
12.	Please revise your disclosure to exclude the cash and long-term investment amounts from your capitalization table. You may include a supplemental tabular footnote or reference to the discussion of liquidity and capital resources in your filing.
Response: We have revised the Registration Statement as requested. Please see page 44.
Cash Distribution Policy and Restrictions on Distributions page 49
13.	Please include in this section a description of all material covenants in your proposed credit facility, assuming that information becomes available before effectiveness.
Response: We have revised the Registration Statement as requested to specify the anticipated material financial covenants under the terms of our new revolving credit facility. We will modify this description prior to circulation of the preliminary prospectus in the event that the final terms of our credit facility differ from those that we currently anticipate. Please see pages 51, 53, 56 and 57.
14.	Please revise your disclosure on page 50 to further explain how increases in operating or general and administrative expenses, principal and interest payments on your outstanding debt, tax expenses, working capital requirements and anticipated cash needs will affect your ability to pay distributions to unit-holders.
Response: We have revised the Registration Statement as requested. Please see page 47.

H. Christopher Owings
Securities and Exchange Commission
May 8, 2007
Our Initial Distribution Rate, page 50
15.	You disclose on page 51 that the exercise of the underwriters’ option will not affect the total amount of units outstanding or the amount of cash needed to pay the initial distribution rate because if the option is exercised, an equivalent number of common units will be redeemed. Please clarify and disclose from whom the units will be redeemed, as we request above, and whether cash will be required to redeem the shares and, if so, if you plan to use the proceeds from the underwriters’ option to redeem the shares.
Response: We have revised the Registration Statement as requested. Please see page 48.
Provisions of Our Partnership Agreement Relating to Cash Distributions page 65
16.	Please revise your disclosure in this section to state the amount you “will” distribute to the holders of common units and subordinated units rather than what you “intend” to pay.
Response: We have revised the Registration Statement as requested. Please see page 63.
Selected Historical and Pro Forma Financial and Operating Data, page 76
17.	Please revise the heading of the tabular disclosure, on this page and throughout the filing, to describe the predecessor financial information as combined. We also refer you to page 16.
Response: We have revised the Registration Statement as requested. Please see pages 13, 14, 15, 17, 51, 74, 75 and 78.
18.	Please revise the presentations of pro forma net income per unit for revisions to earnings per unit reflected in the unaudited pro forma combined statement of operations, as applicable we also refer you to page 16.
Response: We have revised the Registration Statement as requested. Please see pages 14 and 75.
Management’s Discussion and Analysis, page 83
19.	Please discuss in greater detail the material opportunities, challenges and risks in the short and long term and the specific actions you are taking to address each. Please refer to SEC Release No. 33-8350. For example, we note disclosure indicating that your business is particularly sensitive to the price of natural gas. Please discuss any strategies that you utilize to protect from an increase or decrease in the price of natural gas.
Response: We have revised the Registration Statement as requested. Please see page 82-83.
Liquidity and Capital Resources, page 92
20.	Please discuss the anticipated effects, if any, the public offering and the expected cash distribution will have on future compliance with financial covenants under your anticipated credit facilities.
Response: We have revised the Registration Statement as requested. Please see page 95.

H. Christopher Owings
Securities and Exchange Commission
May 8, 2007
Total Contractual Cash Obligations, page 95
21.	We would expect the table of contractual obligations to focus on all known material events that cause future operating results or financial conditions to be different from reported financial information. Please revise the table or include a supplemental note that discusses the imminent borrowing of $175 million under the credit facility, potential borrowings related to the underwriter’s option to buy common units and the estimable contractual payments under the omnibus agreement with Spectra Energy, Corp. and its affiliates. To the extent that amounts are not estimable, please disclose this accordingly. See the instructions to Item 303(a) of Regulation S-X.
Response: We have revised the Registration Statement as requested. Please see page 95.
Business page 99
Business Strategies page 100
22.	We note your indication that you intend to expand your customer base and sources of natural gas supply. Please elaborate upon how you intend to execute upon this business strategy. Specifically, tell us how you anticipate that LNG will become another significant source of supply.
Response: We have revised the Registration Statement as requested. Please see page 99-100.
23.	We refer you to the disclosure under “Growing through strategic and accretive acquisitions . .. .” appearing on page 101. Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also revise to indicate any acquisitions that are currently under consideration and describe them or, if note are currently under consideration, please state this.
Response: We have revised the Registration Statement as requested. Please see page 100.
Competitive Strengths, page 101
24.	Please revise this disclosure to provide a presentation of your competitive weaknesses so as to balance out your discussion of your competitive strengths.
Response: We have revised the Registration Statement to include an additional paragraph to balance the discussion. Please see page 102.

H. Christopher Owings
Securities and Exchange Commission
May 8, 2007
Industry Overview, page 103
25.	Please provide us with the sources of the statistical and industry information you cite throughout this section. In particular, we note the disclosure beginning on page 103 related to the natural gas industry. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing. To the extent you are unable to provide support, please delete the qualitative and comparative statement
Response: Set forth as Annex A to this letter is a table identifying the statistical and industry information set forth in the “Industry Overview” section of the Registration Statement along with the accompanying third-party support we have utilized in drafting our disclosure. The reports or data are prepared by the Energy Information Administration, FERC and/or the Florida Reliability Coordinating Counsel. All of these reports or data are publicly available. The remainder of the industry information disclosed in this section is based upon our management’s extensive experience in the industry, including its in-depth knowledge of the Partnership’s and Spectra Energy Corp’s customers and competitors and general natural gas production, transportation and storage fundamentals. Please see Annex A and the printed and annotated copies of the source material delivered to the Staff via overnight mail.
Gulfstream Competition, page 112
26.	We note the competitive factors affecting your operations include the quantity, location and physical flow characteristics of interconnected pipelines, the ability to offer service from multiple storage locations, and the cost of service and rates offered by competitors. It would appear that your competitors would compete on the same basis. Please revise to explain in greater detail how you compete on the factors you identify. See Item 101 (c)(l)(x) of Regulation S-K.
Response: We have revised the Registration Statement as requested. Please see page 111.
Management, page 124
Compensation Discussion and Analysis page 126
27.	You mention that your reimbursement for the compensation of executive officers is governed by the omnibus agreement and will generally be based on time allocated during a period to you and Spectra Energy. Revise to disclose in the form of a percentage how much time you would expect such persons to devote to you as compared to Spectra.
Response: We have revised the Registration Statement as requested. Please see page 125.

H. Christopher Owings
Securities and Exchange Commission
May 8, 2007
Validity of Common Units, page 167
28.	Please specify the “certain legal matters” in connection with the common units that will be passed upon by Baker Botts L.P.
Response: We have revised the Registration Statement as requested. Please see page 177.
Selling Unitholder, page 174
29.	Please revise to clearly identify Spectra Energy Partners MLP LP, LLC as an underwriter in the event the over-allotment option is exercised or, if you disagree, tell us why.
Response: We have revised the Registration Statement as requested. Please see page 173.
Index to Financial Statements, page F-1
30.	Please remember to update your audited financial statements as appropriate. We note you are required to include unaudited interim financial statements as of March 31, 2007 on or after May 10, 2007. We remind you to provide updated accountant’s consents as well.
Response: We intend to include updated unaudited interim financial statements as of and for the three month period ended March 31, 2007 in our next amendment to the Registration Statement filed with the Commission.
Spectra Energy Partners LP, Unaudited Pro Forma Combined Balance Sheets, page F-5
31.	Please advise or parenthetically describe and disclose the cumulative participation rights of the common units. See paragraph 2.a of SFAS No. 129.
Response: We have revised the Registration Statement as requested, in accordance with the provisions of SFAS No. 129, paragraph 7. Please see page F-7.
32.	Please advise or revise the description for the subordinated units to include the contingently convertible feature. We refer you to the disclosure on page 12. We would view the units to be financial instruments issued in the form of shares, as discussed in Rule 5-02.30 of Regulation S-X.
Response:  We have revised the Registration Statement as requested. Please see pages F-5 and F-7.
33.	Please tell us and disclose how you present the receivables from Spectra Energy Corp. and Spectra Energy Partners (DE) GP, LP. See SAB Topic 4.G.
Response:  We have revised the Registration Statement to disclose affiliates receivable and payable balances separately on the face of the balance sheet. Please see pages F-4 and F-5. These receivable and payable balances arise in the ordinary course of business, are expected to be paid and do not represent unpaid subscriptions receivable for capital shares as described in SAB Topic 4 G. Accordingly the receivable balance is not shown as a deduction to Partners Capital in the balance sheet.

H. Christopher Owings
Securities and Exchange Commission
May 8, 2007
Combined Statement of Operations
34.	Please present, or separately disclose, interest income and expense on a gross basis. We refer you to the table on page 16 which describes this amount as net. See Rule 5-03.(b)(8) of Regulation S-X. Please also revise the financial statement presentations for the predecessor entity and equity method investees, as applicable.
Response:  We have revised the Registration Statement as requested. Please see pages 14, 16, 52, 76, 78, 84, 86, F-3, F-10, F-42, and F-55.
35.	Please tell us how the current presentation of net income per partnership unit calculates the distributions from available cash during the subordination period, as required by the partnership agreement. For example, if we allocate pro forma combined net income according to the guidelines disclosed on page 68 we would expect both general and common unit holders to receive the annual “minimum distribution” of $1.30 per unit, or approximately $55,333,057. We then expect the remaining $8,737,943 of net income to be distributed between the general partner and subordinated unit holders since there were no common unit arrearages. This results in net income per unit of approximately $2.60, $1.30 and $0.35 for general, common and subordinated partners, respectively, and would require separate presentations for the three partnership classes. See SAB Topic 4.F. and EITF 03-6. Please advise ore [revise your presentation and disclosures accordingly.
Response:  We have revised the Registration Statement as requested. Please see pages F-3, F-7.
Note that this is subject to revision based on review of the partnership agreement.
36.	Please advise or revise to disclose pro forma adjustments for the estimated $5.5 million of additional administrative costs for public entities and the estimated costs to be incurred under the omnibus agreement with Spectra Energy Corp. and its affiliates.
Response:  We have revised the Registration Statement. Please see page F-6.
The $5.5 million additional administrative costs for public entities and the estimated costs to be incurred under the omnibus agreement with Spectra Energy and its affiliates are not currently factually supportable because we have not clearly defined the expected scope of required services and we have not finalized negotiations on terms and fees with Spectra Energy and its affiliates. Accordingly, we have disclosed a reasonable estimate of such costs, but have not recognized an adjustment for such estimated amount in the financial statements.
Notes to Combined Financial Statements
37.	Please tell us if you are required to include footnote disclosure about significant restrictions, if any, which may impact the ability of Gulf Stream Natural Gas System, LLC or Market Hub Partners Holding, LLC to pay distributions to the partnership. See SAB Topic 6.K.2. In your response, please include the results of the threshold computations described in the SAB to support your conclusion.
Response:  We have revised the Registration Statement as requested. Please see pages 92, F-31.
The calculation shows the fully consolidated subsidiary (East Tennessee) has restricted net assets of 24% of combined net assets.
Gulfstream and Market Hub, the two unconsolidated subsidiaries, have no net assets which are restricted as to the transfer to Spectra Energy LP because the consent of a third party is required. Furthermore, Gulfstream has no undistributed retained earnings. Market Hub contributes undistributed retained earnings of 11% of combined net assets. There are no combining adjustments to be allocated to East Tennessee, Gulfstream and Market Hub. Therefore the Rule 4-08(e)(3) footnote disclosure is required but the schedule disclosure is not.
The table below shows the calculation of restricted net assets and shows the amount of combined retained earnings which represents undistributed earnings of 50% or less owned persons in accordance with rule 4-08(e)(3):

East Tennessee
Current assets	20,776	Current liabilities	26,492
Noncurrent assets	821,013	Long-term debt	150,000
		Other long term liabilities	143,097
		Members equity	522,200

Total:	841,789		841,789
Net assets	522,200

Covenants:

Debt can not exceed 65% of total adjusted consolidated capitalization.
Total adjusted consolidated capitalization:
	Members equity	522,200
	Consolidated funded debt	150,000

		672,200
	x 65%	436,930

	Restricted net assets	235,270

SPP’s combined net assets		989,125
		24%	No disclosure required
Gulfstream and Market Hub have no net asset restrictions
Spectra Partner Predecessor’s proportionate share of undistributed earnings.

Restricted consolidated net assets:		235,270
Proportionate share of restricted unconsolidated net assets:		—
Equity in undistributed earnings of 50% or less owned persons
Gulfstream		—
Market hub		112,822

Total		348,092

SPP’s combined net assets		989,125

		35%	Disclosure required

H. Christopher Owings
Securities and Exchange Commission
May 8, 2007
Spectra Energy Partners Predecessor, page F-10
Notes to Combined Financial Statement, page F-14
38.	Please advise or include a policy note and related disclosures for the accounting treatment and presentation of cash flow hedges. We refer you to the reclassification into earnings presented in the statement of parent net equity.
Response:  The reclassification into earnings presented in the statement of parent net equity is related to hedging activity of an equity investee. We have revised the Registration Statement accordingly. Please see page F-17.
11. Debt, page F-31
39.	We note the disclosure on page 32 indicating that you intend to enter into a $500 million credit facility. Please revise all forward-looking disclosures to state you have entered into the credit facility if and when you file an exhibit 10.1 in your amended filing. If you do not execute the agreement, please tell us how you satisfied the requirement to enter into a financing agreement to give you the ability to refinance the East Tennessee notes and continue to classify the notes as long-term, as applicable. See paragraph 11.b. of SFAS No. 6 and EITF D-23. Please also revise the disclosure on page F-31 to state the partnership has the intent and ability to refinance the Tennessee notes.
Response:  We intend to revise all forward-looking disclosures after we have entered into the credit facility if and when we file an exhibit 10.1 in our amended filing. On April 12, 2007 East Tennessee notified noteholders of the proposed formation of the Partnership, a change in control event, and offered to prepay the notes. Noteholders were given 15 days from the receipt of the notice to respond and accept the offer. No noteholders accepted the offer, so the East Tennessee debt will remain outstanding after the formation of the Partnership. We have revised the Registration Statement accordingly. Please see page F-31.
Other changes
The estimated amount of the credit facility drawn at Partnership formation has changed. We have revised the Registration Statement accordingly. Please see revisions to the Registration Statement generally.
Exhibits
40.	Please file all required exhibits, including the form of underwriting agreement and the legal and tax opinions, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.
Response: We have filed with Amendment No. 1 all exhibits that are currently available. We will file all remaining exhibits promptly in order to provide the Staff with sufficient time to review them prior to the distribution of the preliminary prospectus to potential investors.

     Should the Staff have any questions or comments, please contact the undersigned at 713-627-5400 or David Oelman of Vinson & Elkins L.L.P. at 713-758-3708.

Very truly yours, SPECTRA ENERGY PARTNERS, LP
By:	/s/ C. Gregory Harper

C. Gregory Harper President and Chief Executive Officer

cc:	Brian McAllister (Commission) Michael Moran (Commission) Matthew Benson (Commission) Mara Ransom (Commission) David Oelman (Vinson & Elkins L.L.P.)

Annex A

Statement in
Amendment	Page
No. 1 to S-1	No.	Source	Source Statement or Data	Analysis	Exhibit
Spectra Energy... is one of the largest operators of natural gas pipelines ... in North America.	1	1. http://www.elpaso.com/ pipelines/
1.   The El Paso pipeline group’s 43,000-mile interstate pipeline system connects the nation’s most prolific natural gas supply regions with the largest consuming regions in the United States, transporting about a quarter of daily natural gas consumption in the country.

				Spectra Energy Corp operates the third largest natural gas transportation system in North America.	A
		2. http://www.transcanada.com/	2. Our [Transcanada’s] network of more than 59,000 kilometers (36,500 miles) of pipeline taps into virtually all major gas supply basins in North America.
3. http://www.spectraenergy. com/about/
3.   Our [Spectra Energy Corp’s]17,500-mile transmission pipeline system receives natural gas from major North American producing regions for delivery to customers primarily in the mid-Atlantic, New England and Southeastern U.S; Ontario, Alberta; and the Pacific Northwest.

		4. http://www.southernunionco. com/sug.asp?frame= operations	4. The company [Southern Union] owns and/or operates more than 15,000 miles of interstate natural gas pipelines serving wholesale natural gas customers in major U.S. markets...

		5. http://www.williams.com/ productservices/ gaspipelines/index.asp	5. Aggregate pipeline length (net to Williams interest) — 14,710 miles
• Northwest Pipeline Miles of pipe: 3,865
• Transco Miles of pipe: 10,500
• Gulfstream (50 percent ownership) Miles of pipe: 691
Spectra Energy... is one of the largest operators of natural gas ... storage facilities in North America.	1	1. http://www.dom.com/about/ gas-transmission/ storage.jsp	1. Dominion operates the world’s largest underground gas storage system in Ohio, West Virginia, Pennsylvania and New York, with more than 965 Bcf of storage capacity.	Spectra Energy Corp operates the third largest natural gas storage system in North America.	B
		2. http://www.transcanada.com/	2. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 360 billion cubic feet of storage capacity.
		3. http://www.spectraenergy.com/about/	3. We [Spectra Energy Corp] also own or have interests in underground natural gas storage facilities with a working capacity of about 250 Bcf.
		4. http://www.williams.com/ productservices/gaspipelines/ index.asp	4. Our [Williams’] seasonal storage capacity is over 230 billion cubic feet, which ensures adequate fuel for our customers even during times of peak demand.

Statement in
Amendment	Page
No. 1 to S-1	No.	Source	Source Statement or Data	Analysis	Exhibit
In 2005, based on data from the EIA, the U.S. natural gas pipeline grid included more than 210 mainline natural gas pipeline systems, 109 of which were interstate systems with the balance consisting of intrastate systems. Interstate natural gas pipeline systems account for more than 148 Bcf/d of total U.S. natural gas transportation capacity and approximately 213,000 miles of natural gas pipeline.	103	Energy Information Association — “Additions to Capacity on US Pipelines 2005” — page 4 - http://www.eia.doe.gov/pub/ oil_gas/natural_gas/feature_ articles/2006/ngpipeline/ ngpipeline.pdf	The U.S. natural gas pipeline grid includes more than 210 mainline natural gas pipeline systems.6 Of these, 109 were classified as interstate systems by the Federal Energy Regulatory Commission (FERC) in 2005. The remaining 101 were intrastate natural gas pipeline systems; that is, their operations are confined to a single State. The combined natural gas pipeline capacity on mainline intrastate systems is only about 22 percent as much as interstate natural gas pipeline capacity, or about 33 Bcf/d.7 Interstate natural gas pipeline systems account for more than 148 Bcf/d of total U.S. natural gas transportation capacity and approximately 213,000 milesof natural gas pipeline (Table 3).		C

According to EIA, natural gas consumption in the United States is expected to grow from 60.2 Bcf/d in 2005 to 70.1 Bcf/d in 2017, or by approximately 1.3% per year.	104	Energy Information Association — Energy Outlook 2007 — http://www.eia.doe.gov/oiaf/ aeo/pdf/aeotab13.pdf	See chart.	The 1.3% calculation uses the CAGR formula of ((70.1/60.2)^(1/(2017-2005)))-1 = 1.3%	D

Statement in
Amendment	Page
No. 1 to S-1	No.	Source	Source Statement or Data	Analysis	Exhibit
During the three years ended December 31, 2006, these two sectors accounted for approximately 57% of the total natural gas consumed in the United States.	104	Energy Information Association — Energy Outlook 2007 — http://www.eia.doe.gov/oiaf/ aeo/pdf/aeotab13.pdf	See chart.	For this analysis we added industrial consumption and electric consumption for 2004-2006 and divided by total consumption for the same time period to arrive at 57%. From the spreadsheet you can see that after industrial and electrical, the next largest consumers by sector are residential and commercial given the size of the numbers.	E

For example, according to a July 2006 Florida Reliability Coordinating Council report, natural gas used for electric generation in the Florida market is expected to grow by approximately 7.1% per year for the period from 2006-2015, increasing from 556 Bcf in 2006 to 1,033 Bcf in 2015.	104	Florida Reliability Coordinating Council’s 2006 Regional Load and Resource Plan - http://www.psc.state.fl.us/ library/filings/06/05573- 06/05573-06.pdf	See chart.	This calculation uses the CAGR formula of ((1033/556)^(1/(2015-2006)))-1 = 7.1%	F

Statement in
Amendment	Page
No. 1 to S-1	No.	Source	Source Statement or Data	Analysis	Exhibit
In addition, according to the EIA, overall demand for natural gas consumption in the markets we serve is expected to grow by approximately 2.1% per year for the period from 2006-2012, from 12.3 Bcf/d in 2006 to 13.9 Bcf/d in 2012	104	Energy Information
Association — Energy Outlook
2007 — Supplemental Tables -
http://www.eia.doe.gov/oiaf/
aeo/supplement/index.html

New England (Table 1),
Middle (Table 2) Atlantic,
and South Atlantic (Table 5)

http://www.eia.doe.gov/oiaf/
aeo/supplement/suptab_1.xls

http://www.eia.doe.gov/oiaf/
aeo/supplement/suptab_2.xls

http://www.eia.doe.gov/oiaf/
aeo/supplement/suptab_5.xls

			See chart.	For each of the three regions we took the Natural Gas Subtotal (line 139) under Total Energy Consumption and added them together to determine the 2006 and 2012 totals. We then converted these numbers to Bcf/d by multiplying by 1000 and dividing by 365. Finally we used the CAGR formula of	G
((13.9/12.3)^(1/(2012-2006)))-1 = 2.1%

Production in the lower 48 states is estimated to grow 0.7% per year, from 50.1 Bcf/d in 2005 to 54.3 Bcf/d in 2017. This compares to estimated U.S. natural gas demand in 2012 of 67.3 Bcf/d.	105	Energy Information Association — Energy Outlook 2007 — http://www.eia.doe.gov/oiaf/ aeo/pdf/aeotab_13.pdf	See chart.	The 1.3% calculation uses the CAGR formula of ((54.3/50.1)^(1/(2017-2005)))-1 = 0.7%	H

Statement in
Amendment	Page
No. 1 to S-1	No.	Source	Source Statement or Data	Analysis	Exhibit
Based on data from EIA, the Gulf Coast region accounted for approximately 45% of U.S. natural gas supply in 2005, producing approximately 22 Bcf/d.	105	Energy Information Association — Energy Outlook 2007 — http://www.eia.doe.gov/oiaf/ aeo/supplement/sup_ogc.xls Table 104. Lower 48 Natural Gas Production and Wellhead Prices by Supply Region	See chart.	The Gulf Coast region includes both onshore and offshore production as a percentage of total production for 2005 (#’s in trillion cubic feet).	I
				(4.65+3.35)/17.77 = 45.0%
				To convert to Bcf/d
				(4.65+3.35)*1000/365 = 21.9 Bcf/d
The EIA projects aggregate gas production from this region for the period from 2006 to 2012 to grow approximately 0.8% per year.	105	Energy Information Association — Energy Outlook 2007 — http://www.eia.doe.gov/oiaf/ aeo/supplement/sup_ogc.xls Table 104. Lower 48 Natural Gas Production and Wellhead Prices by Supply Region	See chart.	To calculate growth using the CAGR formula ((8.47/8.06)^(1/(2012-2006)))-1 = 0.8%	J

LNG imports are expected to grow on average by 16% per year for the period between 2005 and 2017.	106	Energy Information Association — Energy Outlook 2007 — http://www.eia.doe.gov/oiaf/ aeo/pdf/aeotab_13.pdf	See chart.	The 16% calculation uses the CAGR formula of	K
				((9.22/1.55)^(1/(2017-2005)))-1 = 16.0%

Statement in
Amendment	Page
No. 1 to S-1	No.	Source	Source Statement or Data	Analysis	Exhibit
LNG is expected to become an important part of the U.S. energy market. According to the EIA, LNG’s share of total U.S. natural gas supply could be as high as 17% by 2025.	106	Energy Information Association — Energy Outlook 2007 — http://www.eia.doe.gov/oiaf/ aeo/pdf/aeotab_13.pdf	See chart.	The calculation of LNG imports as a % of total US supply you take the following numbers in the year 2025 (Bcf/d) 12.01/56.61 = 21%	L

Given the extensive pipeline infrastructure and available natural gas processing capability in and around the region, the Gulf Coast is the target for approximately 15 of the 40 proposed U.S. onshore LNG terminals.	106	FERC — Existing and Proposed North American LNG Terminals - http://www.ferc.gov/industries/ lng/indus-act/ terminals/exist-prop- lng.pdf	See chart.	Gulf Coast region terminals include 1, 4, 5, 6, 7, 9, 10, 12, 14, 15, 16, 17, 18, 19, and 33.	M

A-6